UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

Seamus Lagan

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58509R104	13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seamus Lagan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,030,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,030,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 58509R104	13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alcimede LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,030,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,030,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Epizon Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,800,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. Wilhelm F. Toothe, Trustee of The Shanoven Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,800,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 6 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Shanoven Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,800,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 7 of 12

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D, dated October 3, 2011, as amended by Amendment No. 1 to Schedule 13D, dated October 1, 2012, with respect to the Common Stock, $0.0001 par value per share (the "Shares"), of Medytox Solutions, Inc., a Nevada corporation (the "Issuer"), filed by Seamus Lagan and Alcimede LLC, a Delaware limited liability company ("Alcimede"). Except as expressly amended below, Schedule 13D, dated October 3, 2011, as amended by Amendment No. 1 to Schedule 13D, dated October 1, 2012, remains in effect.

Item 2. Identity and Background

Item 2 is hereby amended to include the following:

This Amendment No. 2 to Schedule 13D is also being filed by Epizon Ltd. ("Epizon"), a Bahamian international business corporation, which is wholly-owned by The Shanoven Trust, of which P. Wilhelm F. Toothe serves as the trustee; by P. Wilhelm F. Toothe, as trustee of The Shanoven Trust; and by The Shanoven Trust. Mr. Lagan is the settlor and Mr. Lagan and his family are the beneficiaries of The Shanoven Trust. The address for each of Epizon, Mr. Toothe and The Shanoven Trust is Suite 104a, Saffrey Square, Bank Lane, P.O. Box N-9306, Nassau, Bahamas.

Mr. Lagan was appointed Chief Executive Officer of the Issuer effective September 11, 2014.

Mr. Toothe is a partner with the law firm of E.P. Toothe & Associates.

During the last five years, neither Epizon, The Shanoven Trust, nor Mr. Toothe has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither Epizon, The Shanoven Trust, nor Mr. Toothe has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 2 to Schedule 13D is being filed to report, among other things, the transfer of an aggregate 4,500,000 Shares and 1,000 shares of the Issuer's Series B Preferred Stock owned of record by Alcimede to Epizon on February 5, 2013; the issuance to Alcimede of an aggregate 30,000 Shares of the Issuer's restricted Common Stock on March 13, 2014, pursuant to the Issuer's 2013 Incentive Compensation Plan; and the transfer of an aggregate 1,300,000 Shares owned of record by Mr. Lagan to Epizon on December 31, 2013.

In addition, this Amendment No. 2 to Schedule 13D is being filed to report the entering into by Epizon of a purchase option agreement (the "Option Agreement") with the Issuer as of March 27, 2014. The Option Agreement grants the Issuer an option to purchase any or all of the 1,000 shares of the Issuer's Series B Preferred Stock owned of record by Epizon at any time through March 27, 2016. If all of Epizon's shares of Series B Preferred Stock are purchased by the Issuer pursuant to the terms of the Option Agreement, the purchase price would be $5,000,000. If fewer shares are purchased, the purchase price would be adjusted proportionately. Epizon also agreed pursuant to the Option Agreement not to transfer or dispose of any shares of the Series B Preferred Stock during the term of the Option Agreement, other than in connection with the Issuer exercising the option. Any exercise of the option is completely at the Issuer's sole discretion. The Issuer did not pay anything to Epizon in connection with entering into the Option Agreement with Epizon.

On February 8, 2013, Mr. Lagan, as settlor of The Shanoven Trust, caused the transfer of all of the outstanding capital stock of Epizon to The Shanoven Trust.

CUSIP No. 58509R104	13D	Page 8 of 12

Item 4. Purpose of Transaction

Item 4 is hereby amended to include the following:

Epizon acquired the Shares for investment purposes. As described in Item 3., above, on February 8, 2013, Mr. Lagan, as settlor of The Shanoven Trust, caused the transfer of all of the outstanding capital stock of Epizon to The Shanoven Trust. Accordingly, as a result of such transfer to The Shanoven Trust, The Shanoven Trust and P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, may be deemed to share dispositive and voting power with Epizon with respect to the Shares owned of record by Epizon.

Epizon may, from time to time, depending upon then market conditions and other factors deemed relevant by Epizon, The Shanoven Trust, and P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, acquire additional Shares or dispose of the Shares. Neither Epizon, the Shanoven Trust, nor Mr. Toothe has any current plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Epizon, The Shanoven Trust, and Mr. Toothe, as trustee of The Shanoven Trust, will continue to evaluate the Issuer and its management and may, depending upon their then evaluation, seek to formulate plans or proposals, which plans or proposals may result in any of the enumerated actions described above.

CUSIP No. 58509R104	13D	Page 9 of 12

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of February 5, 2013, Mr. Lagan may be deemed to beneficially own 8,800,000 Shares (or approximately 27.0% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 1,300,000 Shares owned of record by Mr. Lagan; (ii) 4,500,000 Shares owned of record by Epizon (or approximately 15.2% of the total number of Shares of Common Stock of the Issuer outstanding); and (iii) 3,000,000 stock options owned of record by Alcimede (or approximately 9.2% of the total number of Shares of Common Stock of the Issuer deemed outstanding, which includes the aggregate 3,000,000 Shares issuable upon exercise of such stock options), to purchase a like number of Shares of Common Stock. Mr. Lagan may be deemed to have sole dispositive and voting power over the 1,300,000 Shares owned of record by him; and shared dispositive and voting power with Alcimede, over the aggregate 3,000,000 Shares beneficially owned by Alcimede, which includes the 3,000,000 stock options owned of record by Alcimede, and shared dispositive and voting power with Epizon with respect to the 4,500,000 Shares owned of record by Epizon. Such Shares do not include 1,000 shares of the Issuer's Series B Preferred Stock, owned of record by Epizon and which are not convertible into Shares of the Issuer's Common Stock.

As of February 8, 2013, Mr. Lagan may be deemed to beneficially own 4,300,000 Shares (or approximately 13.2% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 1,300,000 Shares owned of record by Mr. Lagan; and (ii) 3,000,000 stock options owned of record by Alcimede (or approximately 9.2% of the total number of Shares of Common Stock of the Issuer deemed outstanding, which includes the aggregate 3,000,000 Shares issuable upon exercise of such stock options), to purchase a like number of Shares of Common Stock. Mr. Lagan may be deemed to have sole dispositive and voting power over the 1,300,000 Shares owned of record by him; and shared dispositive and voting power with Alcimede, over the aggregate 3,000,000 Shares beneficially owned by Alcimede, which includes the 3,000,000 stock options owned of record by Alcimede. Such Shares do not include the 4,500,000 Shares owned of record by Epizon (or approximately 15.2% of the total number of Shares of Common Stock of the Issuer outstanding), and 1,000 shares of the Issuer's Series B Preferred Stock, owned of record by Epizon and which are not convertible into Shares of the Issuer's Common Stock. The capital stock of Epizon was transferred to The Shanoven Trust as of February 8, 2013 by Mr. Lagan as settlor, and accordingly, with respect to the Shares owned of record by Epizon, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

As of December 31, 2013, Mr. Lagan may be deemed to beneficially own 3,000,000 Shares (or approximately 9.1% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of 3,000,000 stock options owned of record by Alcimede to purchase a like number of Shares. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede, over the aggregate 3,000,000 Shares beneficially owned by Alcimede. Such Shares do not include 5,800,000 Shares owned of record by Epizon (or approximately 19.3% of the total number of Shares of Common Stock of the Issuer outstanding), and with respect to such Shares of Common Stock, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power; and 1,000 shares of the Issuer's Series B Preferred Stock, owned of record by Epizon and which are not convertible into Shares of the Issuer's Common Stock. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

Mr. Lagan transferred an aggregate 1,300,000 Shares of Common Stock to Epizon on December 31, 2013.

As of March 13, 2014, Mr. Lagan may be deemed to beneficially own 3,030,000 Shares (or approximately 9.1% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of 30,000 Shares of the Issuer's restricted Common Stock, and 3,000,000 stock options owned of record by Alcimede to purchase a like number of Shares of Common Stock. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede, over the aggregate 3,030,000 Shares beneficially owned by Alcimede, which includes the 3,000,000 stock options owned of record by Alcimede. Such Shares do not include the 5,800,000 Shares owned of record by Epizon (or approximately 19.2% of the total number of Shares of Common Stock of the Issuer outstanding), and with respect to such Shares of Common Stock, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power; and 1,000 shares of the Issuer's Series B Preferred Stock, owned of record by Epizon and which are not convertible into Shares of the Issuer's Common Stock. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

The Issuer granted Alcimede an aggregate 30,000 Shares of restricted Common Stock on March 13, 2014, pursuant to the Issuer's 2013 Incentive Compensation Plan. Such Shares vest in full on September 13, 2014, subject to Alcimede's continued engagement as a consultant with the Issuer.

The Issuer and Epizon entered into the Option Agreement, described in Item 3. above, as of March 27, 2014, with respect to the 1,000 shares of the Issuer's Series B Preferred Stock owned of record by Epizon.

CUSIP No. 58509R104	13D	Page 10 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

On March 27, 2014, the Issuer entered into the Purchase Option Agreement, as described under Item 3, above.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit E – Restricted Stock Agreement, dated March 13, 2014, by and between Alcimede and the Issuer (the form of which is incorporated by reference to the Issuer's Form 8-K, dated March 13, 2014).

Exhibit F – Purchase Option Agreement, dated as of March 27, 2014, by and between Epizon and the Issuer (the form of which is incorporated by reference to the Issuer's Form 10-K for the fiscal year ended December 31, 2013, and filed on March 31, 2014).

Exhibit G – Joint Filing Agreement pursuant to Rule 13d-1(k).

CUSIP No. 58509R104	13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2015	/s/ Seamus Lagan
Seamus Lagan

Alcimede LLC

	By:	/s/ Seamus Lagan
Seamus Lagan, Sole Member

Epizon Ltd.

	By:	/s/ Seamus Lagan
Seamus Lagan, President

The Shanoven Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

CUSIP No. 58509R104	13D	Page 12 of 12

Exhibit G

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Amendment No. 2 to Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: March 23, 2015

ALCIMEDE LLC

By:	/s/ Seamus Lagan
Name: Seamus Lagan
Its: Sole Member

Epizon Ltd.

By:	/s/ Seamus Lagan
Name: Seamus Lagan
Its: President

/s/ Seamus Lagan
Seamus Lagan, Individually

The Shanoven Trust

By:	/s/ P. Wilhelm F. Toothe
Name: P. Wilhelm F. Toothe
Its: Trustee